CREDIT SUISSE SECURITIES (USA) LLC

BEAR, STEARNS & CO. INC.

UBS SECURITIES LLC

As Representatives of the Several Underwriters,

c/o Credit Suisse Securities (USA) LLC,

Eleven Madison Avenue,

New York, N.Y. 10010-3629

November 2, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0405

Mail Stop 7010

Attention: Mr. Matthew Franker

Re:	Innophos Holdings, Inc. Registration Statement on Form S-1 (Reg. No. 333-135851)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with Innophos Holdings, Inc. (the “Company”) to request that the effective date for the Registration Statement referred to above be accelerated to 1:00 p.m. (New York time) on November 2, 2006, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from October 20, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated October 20, 2006:

Number of prospective underwriters:	4
Number of prospectuses distributed to underwriters:	approximately 14,225
Number of prospectuses distributed to institutions:	approximately 601

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

BEAR, STEARNS & CO. INC.

UBS SECURITIES LLC

CIBC WORLD MARKETS CORP.

CREDIT SUISSE SECURITIES (USA) LLC,

as authorized representative

By:	/s/ Conrad Rubin
Name:	Conrad Rubin
Title:	Director